Exhibit 99.1

The Government of Canada and Telesat Partner to Bridge

Canada’s Digital Divide through Low Earth Orbit (LEO) Satellite Technology,

Over $1 Billion in Revenue for Telesat expected

In addition, the Government of Canada will contribute $85 million to Telesat to advance the company’s LEO R&D, promote STEM and support approximately 500 Canadian jobs

OTTAWA, CANADA, July 24, 2019 – Telesat and the Government of Canada have partnered to ensure access to affordable high-speed Internet connectivity across rural and remote areas of Canada through the development of Telesat’s LEO Satellite Constellation. The partnership is expected to generate $1.2 billion (CAD) in revenue for Telesat over 10 years, which includes a contribution of up to $600M (CAD) from the Government of Canada, supporting the company’s mission of deploying a transformational communications architecture that delivers affordable, high-speed broadband services across Canada and the rest of the world.

Additionally, the Government of Canada will contribute $85 million (CAD) to Telesat through the Government’s Strategic Innovation Fund (SIF). Telesat, as part of the agreement, will support approximately 500 jobs in Canada, invest $215 million (CAD) in R&D over the next five years, and promote STEM jobs and education in Canada through a newly created scholarship, university partnerships and other initiatives, with a strong focus on creating opportunities for women.

Over 48% of the world’s population does not have access to reliable, affordable, high-speed Internet. Telesat LEO is a transformational, space-based broadband infrastructure that will address this urgent need. The first Telesat LEO satellite launched in early 2018 and the full constellation will be comprised of 298 satellites. These LEO satellites will be 35 times closer to Earth than traditional satellites, resulting in a shorter trip for Internet signals and making low-latency, fiber-like Internet accessible anywhere in the world.

In Canada, there are currently 2.3 million households that do not have access to affordable and reliable high-speed Internet, which prevents Canadians from fully participating in and benefitting from the digital economy, including opportunities for education, job advancement and access to healthcare. This is partially due to the high cost of installing fiber-optic cables in remote regions of Canada. Telesat LEO will offer users high quality, reliable Internet access at affordable rates, making this partnership an important step towards bridging the digital divide in Canada.

“Telesat LEO is the most ambitious global broadband infrastructure program ever conceived and will revolutionize how Canadians, and everyone else in the world for that matter, experience and leverage the Internet,” said Dan Goldberg, Telesat’s President and CEO. “Today’s announcement will help achieve Canada’s goal of universal connectivity, ensuring that Canadians, regardless of where they work or live, have affordable, high quality, and high-speed Internet. Telesat LEO has garnered substantial interest from commercial enterprises and governments around the world. That interest, together with the funding received from the Strategic Innovation Fund and Canada’s plan to secure Telesat LEO capacity on a long-term basis for Canadians, underpin Telesat’s plan to fully bridge the digital divide with this advanced Telesat LEO Constellation.”

“Access to high-speed Internet is not a luxury; it is essential, and all Canadians should have access to it regardless of where they live,” said the Honourable Navdeep Bains, Minister of Innovation, Science and Economic Development. “Rural and remote areas need this service to do business, upgrade their education and build stronger communities. Today’s announcements will provide us with a glimpse of what future connectivity of rural and remote communities will look like. It will also ensure that innovative Canadian companies, like Telesat and its partners, remain world leaders, creating highly skilled jobs in Canada.”

“Affordable high-speed Internet and mobile wireless coverage is critical to the continued vibrancy and success of rural Canada,” said the Honourable Bernadette Jordan, Minister of Rural Economic Development. “Our government is leveraging various innovative and disruptive technologies to improve rural connectivity and to ensure that Canadians in all areas of the country have access to the latest technologies. LEO satellite technology will substantially increase capacity and offer better speed and signal strength for Canadians from Coast to Coast to Coast.”

The partnership was announced today at a press event hosted by the Government of Canada at the Canada Aviation and Space Museum in Ottawa, Canada, where The Honourable Navdeep Bains, Minister of Innovation, Science and Economic Development and Telesat President and CEO Dan Goldberg made remarks. The Government of Canada and Telesat signed a Memorandum of Understanding (MOU) yesterday, outlining objectives for the partnership to address connectivity gaps via Telesat LEO satellite capacity. The MOU can be viewed at http://www.ic.gc.ca/eic/site/smt-gst.nsf/eng/sf11543.html. For more information on Telesat LEO, visit our website at www.telesat.com/connect-everyone.

About Telesat LEO

Telesat’s LEO constellation will leverage the company’s global, priority spectrum rights in Ka-band and patent-pending LEO architecture to transform global communications. It will offer a combination of capacity, speed, security, resiliency and affordability with ultra-low latency that is equal to, or better than, the most advanced terrestrial networks. Able to serve the entire globe, Telesat LEO will help satisfy many of the world’s most challenging communications requirements. It will bridge the digital divide with fiber-like high-speed services into rural and remote communities, accelerate 5G expansion, and set new levels of performance for commercial and government broadband connectivity on land and in key maritime and aeronautical markets.

About Telesat

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 16 GEO satellites, the Canadian payload on ViaSat-1 and one Phase 1 LEO satellite which is the start of Telesat’s planned advanced global LEO satellite constellation that will offer ultra-low latency, extremely high throughput, affordable broadband services. Telesat is also a leading technical consultant providing high value expertise and support to satellite operators, insurers and other industry participants on a global basis. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL). www.telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “expected”, “plan”, “developing”, “will”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 which can be obtained on the SEC website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to successfully deploy an advanced global LEO satellite constellation, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

For further information:

Lynette Simmons, Telesat, +1.613.748.8729

3